UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 14, 2021

Commission File No. 0-53646

Grown Rogue International Inc.

(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Issues Promissory Note, as filed on Sedar on September 14, 2021.
2.	President and CEO Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on September 29, 2021.
3.	CFO and Corporate Secretary Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on September 29, 2021.
4.	Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months ended July 31, 2021 and 2020, as filed on Sedar on September 29, 2021.
5.	Management Discussion & Analysis for the Three and Nine Months Ended July 31, 2021 (Form 51-102F1), as filed on Sedar on September 29, 2021.
6.	News Release – Grown Rogue Reports Record Q3 2021 Results, 73% Gross Margin and 55% aEBITDA Margin in Michigan, as filed on Sedar on September 30, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated October 14, 2021	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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